ATCO
GROUP

Corporate Office

04030796

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

May 28, 2004

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 10 2004
WASH. D.C.
187

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 3 – Change in Officers/Directors/Trustees, filed May 28, 2004 for W. R. Horton, resigned Director.
- Corporation's Form 3 – Change in Officers/Directors/Trustees, filed May 28, 2004 for J. W. Simpson, new Director.
- Corporation's Form 3 – Change in Officers/Directors/Trustees, filed May 28, 2004 for M. R. P. Rayfield, new Director.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Administrator

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

dlw 6/18

Encl.

FILE NO. 82-34744

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Canadian Utilities Limited	

Civil Title:	Mr.	
First Name:	William	
Middle Name:	R.	
Surname:	Horton	
Date of Birth (MM/DD/YYYY):	08/25/1931	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	05/12/2004

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/28/2004 10:13:13
Last Updated:	05/28/2004 10:13:13

FILE NO. 82-34744

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Canadian Utilities Limited

Civil Title:	Mr.	
First Name:	James	
Middle Name:	W.	
Surname:	Simpson	
Date of Birth (MM/DD/YYYY):	03/26/1944	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
New	Director	05/12/2004

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/28/2004 10:14:14
Last Updated:	05/28/2004 10:14:14

FILE NO. 82-34744

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Canadian Utilities Limited

Civil Title:	Mr.	
First Name:	Michael	
Middle Name:	R.P.	
Surname:	Rayfield	
Date of Birth (MM/DD/YYYY):	11/04/1942	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
New	Director	05/12/2004

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/28/2004 10:15:10
Last Updated:	05/28/2004 10:15:10